Exhibit 99.4

ZenaTech to Accelerate ZenaDrone Manufacturing for US Defense and Commercial Drones Following Recent One Big Beautiful Bill, Executive Orders, and Secretary of Defense Policy Directives

Vancouver, British Columbia, (July 15, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces it will accelerate expansion of its Phoenix Arizona-based facilities -- including tripling the square footage size -- to enable full US drone manufacturing, assembly and testing. This expansion comes earlier than expected due to the recent transformative US policy directives from the White House, the Department of Defense, and the recently passed ‘One Big Beautiful Bill’ that collectively have unlocked federal funding for domestic production, cut outdated certification and procurement barriers, and fast-tracked deployment directly to frontline units without requiring Blue or Green UAS (Unmanned Aerial System) certification.

These new directives make it dramatically easier and faster for American drone companies—especially those building Group 1 and 2 affordable drone systems—to sell directly to the military, scale production, and innovate without delays from traditional defense procurement bottlenecks. Together, they signal a clear national priority: build drones in America, field them fast, and outpace adversaries.

“These recent actions represent a historic turning point that gives us the confidence to start substantial facility expansion now,” said Shaun Passley, Ph.D., ZenaTech CEO. “By cutting red tape, opening funding channels, and fast-tracking field deployment for drones, they’ve created an unprecedented opportunity for us to sell directly to the US military at speed and scale. These reforms allow us to innovate faster and expand production to meet urgent defense needs without being held back by outdated certification and procurement hurdles.”

ZenaTech is currently seeking a new larger facility to enable US start-to-finish drone manufacturing and to house its existing Phoenix team of seven which it plans to grow to up to 30 over the next six to12 months. This site is in addition to its existing operational manufacturing facility in Sharjah, UAE.

At the new facility, the company will produce its portfolio of defense and commercial drone offerings including:

The ZenaDrone 1000, a medium-sized (12’x7’) VTOL (Vertical Takeoff and Landing) capable of lifting ~40 kg with AI-enabled autonomy, secure communications via its proprietary DroneNet system, and rugged construction. It is designed for BVLOS (Beyond Visual Line of Sight) use, commercial inspections, and precision agriculture applications. Defense applications include ISR- inspection, surveillance, and reconnaissance applications, and the company has completed paid trials with both the US Air Force and Navy Reserve for critical field cargo delivery (e.g., blood). The company is also working on a gas-powered version for longer flight times for applications such as border patrol.

The IQ Square, a VTOL drone (starting size 40”×40”) engineered for line-of-sight land surveys, infrastructure and other outdoor inspections, as well as inspections and reconnaissance tasks for defense.

The IQ Nano, a compact indoor drone (starting size 20″×20″), built to operate in GPS-denied environments like warehouses or military infrastructure for inventory management and security applications, it features obstacle avoidance and can operate in AI-driven drone fleets.

Drone as a Service (DaaS) model is an offering that provides government, defense, and commercial users with fully managed drone operations, including ZenaDrone’s drone hardware, software, drone pilots, maintenance, data collection, and analytics, all bundled into a service-based subscription for flexibility and scalability.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in agriculture, defense, logistics and land survey sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network in the US.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.